Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF No. 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 11th/2006 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 23, 2006, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Authorization to grant pledge to a Subsidiary: The Board allowed the Executive Officers to grant pledge to the wholly-owned subsidiary Perdigão Agroindustrial S.A. to contract a revolving credit limit operation in the amount of R$ 366,839,000.00 (three hundred sixty-six million eight hundred thirty-nine thousand reais) at BNDES — Brazilian Social and Economic Development Bank, approved by the Bank Executive Officers on September 14, 2006, through the decision number 805/2006. 2) Board of Directors Advisors Committee: The Board approved the indication of the regular members that compose the Board of Directors Advisors Committee, at the 7th/2006 Ordinary Meeting of the Board of Directors held on July 27, 2006, composed as follows: a) Ethic and Governance Committee: Almir de Souza Carvalho, Cláudio Salgueiro Garcia Munhoz, Nildemar Secches, Paulo Ernani de Oliveira and Marcelo de Souza Muniz; b) Strategic and Financial Committee: Jaime Hugo Patalano, Sérgio Wilson Ferraz Fontes, Nildemar Secches, Wang Wei Chang and Marcelo de Souza Muniz; c) Compensation and Executive Development Committee: Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Nildemar Secches, Wlademir Paravisi and Marcelo de Souza Muniz. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Luís Carlos Fernandes Afonso; Almir de Souza Carvalho; Jaime Hugo Patalano; Francisco Ferreira Alexandre; Sérgio Wilson Ferraz Fontes. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nr 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 163).